

One Corporate Center
Rye, NY 10580-1422
t (914) 921-7754

August 7, 2024

By: Mail & E-Mail

Mr. John V. Lovoi
Chairman of the Board
Dril-Quip, Inc.
2050 West Sam Houston Parkway S.
Suite 1100
Houston, TX 77042

Dear John:

GAMCO Asset Management Inc. ("GAMCO"), on behalf of its clients and certain of its affiliates owns approximately 2,864,554 shares, representing 8.32% of the 34,420,419 outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarterly period ended March 31, 2024.

We are writing to let you know that GAMCO's Proxy Voting Committee ("PVC") intends to vote "Against" the proposed merger with Innovex Downhole Solutions. Amongst the issues the PVC considered were that Innovex dilutes Dril-Quip's offshore franchise. Dril-Quip's current revenue mix is 60% offshore and 40% international land. In a normalized offshore environment, we estimate offshore revenue is closer to 75-80% of the revenue mix. Offshore activity is increasing, as evidenced by increased project FID, tree awards, and a tight floater market. Newco's revenue mix, however, will be less favorable as 39% of its revenue would be derived from offshore, 33% from U.S. land, and 29% from international land. As part of Newco, Dril-Quip will be increasing its exposure to the U.S. onshore market at a time when growth in U.S. activity is slowing or peaking.

Additionally, the merger weakens Dril-Quip's strong balance sheet. As of June 30, 2024, Dril-Quip had $189.2 million of cash and no debt on its balance sheet. Based on latest available financial information (as of March 31, 2024) for Innovex, it had net debt of $35.6 million (consisting of $7.6 million of cash and $43.2 million of total debt). Before closing of the merger, Innovex will pay its Amberjack Capital Partners (a private equity firm that currently owns 95% of Innovex) a $75 million special dividend, which we find to be excessive. This special dividend will increase Innovex's net debt position to $110.6 million prior to the merger. Following the proposed merger, Innovex would have other existing commitments that will further weaken Newco's balance sheet, such as its intention to acquire the remaining 80% of Downhole Well Solutions (DWS) that it doesn't already own.

We believe Dril-Quip is worth more as a standalone company. Since the deal's announcement and through August 2, 2024, Dril-Quip's stock price has declined 35.9%, while the VanEck Oil Services ETF (OIH) has declined only 5.3%. We believe Dril-Quip's intrinsic value is worth more than its current stock price. However, the company is planning to issue new shares near its all-time lows to fund the Innovex acquisition. According to Dril-Quip's projections in its merger proxy, Dril-Quip's financials are improving. Between 2024 and 2028, Dril-Quip projects its EBITDA will increase from $71 million to $137 million and generate a cumulative free cash flow of $330 million (or almost $10/share). Dril-Quip currently has



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t (914) 921-7754

$189.2 million of cash (or $5.50 per share) on its balance sheet and no debt. If Dril-Quip achieves its financial targets provided in the proxy, it will have $519.2 million of cash by 2028 (or $15 per share), approximating its current market capitalization. Even though our internal earnings projections are more conservative relative to Dril-Quip's outlook, we still estimate Dril-Quip's 2025 PMV (private market value) to be $39 per share. However, based on Newco's pro forma operating results, we estimate its PMV to be $36, which is $3 per share dilutive to existing Dril-Quip shareholders.

Sincerely,

/s/ Robert Leininger

Robert Leininger, CFA
Chairman of Proxy Voting Committee
GAMCO Asset Management Inc.